Exhibit 3.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:57 AM 02/26/2026
FILED 10:57 AM 02/26/2026
SR 20260845447 - File Number 4931664

SECOND AMENDED & RESTATED CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES B CONVERTIBLE PREFERRED STOCK OF MARIMED INC.

It is hereby certified that:

A. The name of the corporation (the "**Corporation**") is MariMed Inc., a Delaware corporation.

B. The Corporation's Certificate of Incorporation, as amended from time to time (the "**Certificate of Incorporation**"), authorizes the issuance of Fifty Million (50,000,000) shares of preferred stock, par value $0.001 per share, and vests in the Board of Directors of the Corporation (the "**Board**") the authority to establish one or more series of preferred stock and to fix the designation, number of shares, and the relative rights, preferences, and limitations of each such series.

C. The Board previously adopted resolutions creating a series of preferred stock designated as "Series B Convertible Preferred Stock," and an Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock was filed with the Secretary of State of the State of Delaware on February 24, 2026 (the "**A/R Series B Certificate**").

D. The Board has duly adopted resolutions approving this Second Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (this "**Certificate of Designation**"), which amends and restates the A/R Series B Certificate in its entirety and sets forth the complete powers, designations, preferences, and relative, participating, optional, and other rights, and the qualifications, limitations, and restrictions of the Series B Convertible Preferred Stock (as defined below).

E. The Board, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series B issue of Preferred Stock:

RESOLVED, that Twenty-Six Million Nine Hundred Thousand (26,900,000) of the Fifty Million (50,000,000) authorized shares of Preferred Stock of the Corporation shall be designated Series B Convertible Preferred Stock ("**Series B Preferred Stock**"), and shall possess the rights and preferences set forth below:

1. Supersession. This Certificate of Designation amends, restates and supersedes in its entirety the A/R Series B Certificate, and shall apply to all shares of Series B Preferred Stock outstanding as of the date hereof and all shares issued thereafter.

2. Ranking.

The Series B Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank (i) senior to the Corporation's common stock ("**Common Stock**") and to all classes and series of stock of the Corporation now or hereafter authorized, issued or outstanding, which by their terms specifically provide that they are junior to the Series B Preferred Stock or which do not specify their rank; (ii) on a parity with each other class of capital stock or series of preferred stock authorized or issued by the Corporation after the date hereof, the terms of which specifically provide that such class or series will rank on a parity with the Series B Preferred Stock as to dividend distributions and distributions upon the liquidation, winding up and

dissolution of the Corporation; and (iii) junior only to any other class of capital stock or other series of preferred stock authorized or issued by the Corporation after the date hereof the terms of which (subject to Subsection 5.2 hereof) specifically provide that such class or series will rank senior to the Series B Preferred Stock as to dividend distributions or distributions upon the liquidation, winding up or dissolution of the Corporation.

3. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series B Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series B Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price (or other appropriate reference value) of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series B Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series B Preferred Stock pursuant to this Section 3 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series B Preferred Stock dividend. The "**Series B Original Issue Price**" shall mean Twenty-Five Cents ($0.25) per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock.

4. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

4.1 Preferential Payments to Holders of Series B Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series B Original Issue Price, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Subsection 4.1, the holders of shares of Series B Preferred Stock shall

share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

4.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series B Liquidation Amounts required to be paid to the holders of shares of Series B Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series B Preferred Stock pursuant to Subsection 4.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Series B Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate of Designation immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series B Preferred Stock is entitled to receive under Subsections 4.1 and 4.2 is hereinafter referred to as the "**Series B Liquidation Amount**."

4.3 Deemed Liquidation Events.

4.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series B Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which:

(i) the Corporation is a constituent party; or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

4.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 4.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 4.1 and 4.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 4.3.1(a)(ii) or 4.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law of the State of Delaware (the "**General Corporation Law**") within ninety (90) days after such Deemed Liquidation Event, then:

(i) the Corporation shall send a written notice to each holder of Series B Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause to require the redemption of such shares of Series B Preferred Stock, and

(ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series B Preferred Stock at a price per share equal to the Series B Liquidation Amount.

Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series B Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series B Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The date of each such redemption shall be a "**Redemption Date**".

(c) Procedures.

(i) Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Series B Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 6, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to

indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, and thereupon the Available Proceeds allocable to each such share shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series B Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series B Preferred Stock shall promptly be issued to such holder.

(ii) Interest. If any shares of Series B Preferred Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Series B Liquidation Amount applicable to such unredeemed shares at an aggregate per annum rate equal to ten percent (10%) until all of the shares of Series B Preferred Stock have been redeemed and any interest thereon, is paid in full, with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the "**Maximum Permitted Rate**"). In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law.

(iii) Rights Subsequent to Redemption. If on the applicable Redemption Date the Series B Liquidation Amount payable upon redemption of the shares of Series B Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series B Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series B Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

(iv) Prior to the distribution or redemption provided for in Subsection 4.3.2(b) and (c), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

4.3.3 Amount Deemed Paid or Distributed. In any Deemed Liquidation Event, if Available Proceeds are in a form of property other than in cash, the value of such distribution shall be deemed to be the fair market value of such property. The determination of fair market value of

such property shall be made in good faith by the Board, provided that to the extent such property consists of securities, the fair market value of such securities shall be determined as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability covered by <u>Subsection 4.3.3(c)</u> below,

(i) if there is an active Trading Market (as defined below) for the securities, the fair market value for such securities shall be the average VWAP of such securities over the thirty (30) Trading Day (as defined below) period ending three (3) days prior to the closing of the Deemed Liquidation Event;

(ii) if there is no active Trading Market for the securities, the value shall be the fair market value thereof, as determined in good faith by the Board.

(b) For the purposes hereof:

(i) "**Excluded Day**" means, for the purposes of determining the VWAP of the Common Stock, any Trading Day in which there is (a) a failure by the primary Trading Market for the Common Stock to open for trading during its regular trading session or (b) the occurrence or existence, prior to 1:00 p.m. New York City time, for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Common Stock or in any options contracts or futures contracts relating to the Common Stock or (c) trading volume of less than 400,000 shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in the Common Stock;

(ii) "**Trading Day**" means a day on which the principal Trading Market for the Common Stock is open for trading;

(iii) "**Trading Market**" shall mean whichever of the New York Stock Exchange, the NYSE American, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market, OTC Bulletin Board, or the OTC Markets Group, Inc. OTCQX or OTCQB tier (or any successors to any of the foregoing) on which the Common Stock is listed or quoted for trading on the date in question; and

(iv) "**VWAP**" shall mean, for any Trading Day, the price determined by the first of the following clauses that applies: (A) if the primary Trading Market for the Common Stock is the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, OTC Bulletin Board, the daily volume weighted average price of the Common Stock for such day (or, if such day is an Excluded Day, the nearest preceding Trading Day that is not an Excluded Day) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a

Trading Day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)), (B) if OTCQB or OTCQX is the primary Trading Market for the Common Stock, the volume weighted average price of the Common Stock for such day (or, if such day is an Excluded Day, the nearest preceding Trading Day that is not an Excluded Day) on OTCQB or OTCQX as applicable, (C) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported in the "Pink Sheets" published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported.

(c) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of the Corporation) from the market value as determined pursuant to Subsections 4.3.3(a)(i) or (ii) above so as to reflect the approximate fair market value thereof.

4.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 4.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 4.1 and 4.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 4.1 and 4.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 4.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

5. Voting.

5.1 General. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series B Preferred Stock shall not have a right to vote on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting).

5.2 Series B Preferred Stock Protective Provisions. At any time when shares of Series B Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

5.2.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, or consent to any of the foregoing;

5.2.2 amend, alter or repeal any provision of this Certificate of Designation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series B Preferred Stock;

5.2.3 except as set forth in Subsection 5.2.4 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to, or *pari passu* with, the Series B Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series B Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to, or *pari passu* with, the Series B Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

5.2.4 notwithstanding the limitations set forth in Subsection 5.2.3, create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock that is senior to the Series B Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption ("**Senior Stock**"), or increase the authorized number of shares of any such class or series of Senior Stock, unless:

(a) each share of such class or series of Senior Stock is issued exclusively in consideration for cash consideration payable to or for the benefit of the Corporation (such aggregate amount, the "**Senior Stock Consideration**"); and

(b) the liquidation preference of the series of such Senior Stock is not at the time of issuance and will not at any time, due to the passage of time or as a result of conversion, exchange or otherwise, be greater than One Hundred Ten Percent (110%) of the Senior Stock Consideration.

5.2.5 reclassify, alter or amend any existing security of the Corporation that is junior to, or *pari passu* with, the Series B Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series B Preferred Stock in respect of any such right, preference, or privilege;

5.2.6 cause or permit any of its subsidiaries to, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens; or

5.2.7 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, or apply any of its funds, property or assets to any sinking fund or other retirement of any shares of (or any warrants, options or rights with respect to) capital stock of the Corporation, or permit any of its subsidiaries (other than wholly-owned subsidiaries) to do any of the foregoing, other than (a) redemptions of or dividends or distributions on the Series B Preferred Stock as expressly authorized herein, (b) dividends or other

distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof.

6. Optional Conversion – Election of Holders.

On or prior to February 24, 2031, the fifth (5th) anniversary of the date the A/R Series B Certificate was filed with the Secretary of State of Delaware (such date, the "**Effective Date**" and such five-year period, the "**Optional Conversion Period**"), the holders of the Series B Preferred Stock shall have conversion rights as follows (the "**Holder Conversion Rights**"):

6.1 Right to Convert.

6.1.1 Conversion Ratio. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time during the Optional Conversion Period, and without the payment of Additional Consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B Original Issue Price by the Series B Conversion Price (as defined below) in effect at the time of conversion. The "**Series B Conversion Price**" shall initially be equal to Twenty-Five Cents ($0.25) per share. Such initial Series B Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

6.1.2 Termination of Holder Conversion Rights. The Holder Conversion Rights shall terminate at the close of business on the last full day of the Optional Conversion Period. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Holder Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series B Preferred Stock.

6.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series B Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

6.3 Mechanics of Conversion.

6.3.1 Notice of Conversion. In order for a holder of Series B Preferred Stock to voluntarily convert shares of Series B Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series B Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series B Preferred Stock (or, if such registered holder alleges that such certificate

has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Holder Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Holder Conversion Time (i) issue and deliver to such holder of Series B Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Series B Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 6.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) except to the extent previously accounted for in the conversion price, pay all declared but unpaid dividends on the shares of Series B Preferred Stock converted.

6.3.2 Reservation of Shares. The Corporation shall at all times when the Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series B Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series B Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series B Conversion Price.

6.3.3 Effect of Conversion. All shares of Series B Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Holder Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable

upon such conversion as provided in Subsection 6.2 and to receive payment of any dividends declared but unpaid thereon.

6.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series B Conversion Price shall be made for any declared but unpaid dividends on the Series B Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

6.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series B Preferred Stock pursuant to this Section 6; provided, however, the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

6.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Effective Date effect a subdivision of the outstanding Common Stock, the Series B Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Effective Date combine the outstanding shares of Common Stock, the Series B Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

6.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Effective Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series B Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series B Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series B

Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series B Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series B Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series B Preferred Stock had been converted into Common Stock on the date of such event.

6.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Effective Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 3 do not apply to such dividend or distribution, then and in each such event the holders of Series B Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series B Preferred Stock had been converted into Common Stock on the date of such event.

6.7 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 4.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series B Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 6.5 or 6.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series B Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series B Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of the Corporation) shall be made in the application of the provisions in this Section 6 with respect to the rights and interests thereafter of the holders of the Series B Preferred Stock, to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Series B Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series B Preferred Stock.

6.8 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series B Conversion Price pursuant to this Section 6, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series B Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series B Preferred Stock (but in any event not

later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series B Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series B Preferred Stock.

6.9 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series B Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series B Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series B Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series B Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

6.10 Beneficial Ownership Limitation.

(a) Notwithstanding anything to the contrary contained herein, the Corporation shall not effect any conversion of the Series B Preferred Stock, and a holder of Series B Preferred Stock (a "**Holder**") shall not have the right to convert any portion of the Series B Preferred Stock, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder's Affiliates, and any Persons acting as a group together with such Holder or any of such Holder's Affiliates (such Persons, "**Attribution Parties**")) would beneficially own in excess of the Beneficial Ownership Limitation.

(b) For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted shares of Series B Preferred Stock beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous

to the limitation contained herein (including, without limitation, the Series B Preferred Stock or any warrants) beneficially owned by such Holder or any of its Affiliates or Attribution Parties.

(c) Except as set forth above, for purposes of this Section 6.10, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(d) The determination of whether any conversion of Series B Preferred Stock may be effected, and of how many shares of Series B Preferred Stock may be converted, in each case subject to the Beneficial Ownership Limitation, shall be made in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder's determination that such conversion complies with this Section 6.10. The Corporation shall have no obligation to verify or confirm the accuracy of any such determination.

(e) For purposes of this Section 6.10, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (i) the Corporation's most recent periodic or annual report filed with the Commission, (ii) a more recent public announcement by the Corporation, or (iii) a more recent written notice from the Corporation or the transfer agent. Upon the written or oral request of a Holder, the Corporation shall confirm the number of outstanding shares of Common Stock within three (3) Trading Days.

(f) The "**Beneficial Ownership Limitation**" shall be 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the applicable Holder. The provisions of this Section 6.10 shall apply to all successor holders of Series B Preferred Stock.

(g) Notwithstanding anything to the contrary contained herein, a Holder may increase the Beneficial Ownership Limitation applicable to such Holder to any percentage not in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by such Holder, provided that any such increase shall not be effective until the sixty-first (61st) day after written notice of such increase has been delivered by such Holder to the Corporation.

(h) In connection with, and as a condition to, any increase of the Beneficial Ownership Limitation pursuant to this Section 6.10, the Holder shall use commercially reasonable best efforts to comply in all material respects with any applicable state or local licensing, disclosure, or approval requirements applicable to the Holder as a result of such increase.

7. Optional Conversion – Election of the Corporation.

During the Optional Conversion Period, the Corporation shall have conversion rights as follows (the "**Corporation Conversion Rights**"):

7.1 Right to Convert.

7.1.1 Conversion Ratio. At any time during the Optional Conversion Period at which the Corporation conversion conditions set forth below are and remain satisfied, the Corporation may give notice to the holders that all, but not less than all, outstanding shares of Series B Preferred Stock shall automatically be converted into fully paid and non-assessable shares of Common Stock at the then effective conversion rate as calculated pursuant to Section 6.

7.1.2 Corporation Conversion Conditions. The Corporation Conversion Rights shall be available in the event that the daily VWAP of the Common Stock exceeds Two Dollars ($2.00) per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) for at least twenty (20) consecutive Trading Days (excluding any Excluded Days) immediately prior to the date on which the Corporation gives notice to the holders, provided that the average daily trading volume of the Common Stock during such period is at least 400,000 shares.

7.1.3 Termination of Corporation Conversion Rights. The Corporation Conversion Rights shall terminate at the close of business on the last full day of the Optional Conversion Period. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Corporation Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series B Preferred Stock.

7.2 Procedural Requirements. In the event the Corporation elects to exercise its Corporation Conversion Rights, all holders of record of shares of Series B Preferred Stock shall be sent written notice of the time (the "**Corporation Conversion Time**") and the place designated for the mandatory conversion of all such shares of Series B Preferred Stock pursuant to this Section 7. The Corporation Conversion Time must not occur less than ten (10) days following the giving of such notice. Upon receipt of such notice, each holder of shares of Series B Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series B Preferred Stock converted pursuant to Subsection 7.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Corporation Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 7.2. As soon as practicable after the Corporation Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement and bond, if required) for Series B Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, and (b)

pay cash as provided in Subsection 6.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (except to the extent previously accounted for in the conversion price) the payment of any declared but unpaid dividends on the shares of Series B Preferred Stock converted.

8. Automatic Conversion or Redemption.

8.1 Conversion Ratio. On the first business day following the Optional Conversion Period (the "**Conversion/Redemption Time**"), all outstanding shares of Series B Preferred Stock shall automatically be converted into shares of Common Stock, as follows:

8.1.1 In the event that the average VWAP for the Common Stock for the sixty (60) Trading Day period ending on the Trading Day prior to the Conversion/Redemption Time (the "**Trading Price**") is less than or equal to Twenty-Five Cents ($0.25) per share, then, at the election of the Corporation:

(a) (i) all shares of Series B Preferred Stock shall automatically be converted into fully paid and non-assessable shares of Common on a one-for-one basis; and (ii) the Corporation shall pay to the holders of Series B Preferred Stock (immediately prior to conversion) an amount in cash per share equal to the difference between the Series B Original Issue Price and the Trading Price; or

(b) the Corporation shall pay to the holders of Series B Preferred Stock an amount in cash equal to the Series B Original Issue Price multiplied by the number of outstanding shares of Series B Preferred Stock.

8.1.2 In the event that the Trading Price is greater than Twenty-Five Cents ($0.25) per share, then, at the election of the Corporation:

(a) all shares of Series B Preferred Stock shall convert into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B Original Issue Price by the Trading Price; or

(b) the Corporation shall pay to the holders of Series B Preferred Stock an amount in cash equal to the Series B Original Issue Price multiplied by the number of outstanding shares of Series B Preferred Stock; or

(c) the Corporation shall deliver to the holders a number of fully paid and non-assessable shares of Common Stock, which shall be valued at the Trading Price, as the Corporation may determine in its sole discretion, and pay to the holders an amount in cash equal to the difference between Six Million Seven Hundred and Twenty-Five Thousand Dollars ($6,725,000) and the aggregate value of the shares of Common Stock so delivered, calculated based on the Trading Price.

8.2 Procedural Requirements. All holders of record of shares of Series B Preferred Stock shall be sent written notice of the Conversion/Redemption Time and the place designated for automatic conversion or redemption of all such shares of Series B Preferred Stock pursuant to this Section 8. Such notice need not be sent in advance of the occurrence of the Conversion/Redemption Time. Upon receipt of such notice, each holder of shares of Series B Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the

Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If required by the Corporation, any certificates surrendered for conversion or redemption shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series B Preferred Stock converted pursuant to Subsection 8.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Conversion/Redemption Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 8.2. As soon as practicable after the Conversion/Redemption Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series B Preferred Stock, the Corporation shall (a) issue and deliver to such holder such number of fully paid and non-assessable shares of Common Stock as is determined pursuant to Section 8.1, if applicable, and (b) pay cash as provided in Subsections 6.2 and 8.1, if applicable, and (except to the extent previously accounted for in the conversion or redemption price) the payment of any declared but unpaid dividends on the shares of Series B Preferred Stock converted or redeemed.

9. Redeemed or Otherwise Acquired Shares. Any shares of Series B Preferred Stock that are converted, redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred as shares of such series, and the Corporation shall thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series B Preferred Stock accordingly. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series B Preferred Stock following redemption.

10. Waiver. Any of the rights, powers, preferences and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all holders of Series B Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series B Preferred Stock then outstanding.

11. Notices. Any notice required or permitted by the provisions of the Certificate of Incorporation to be given to a holder of shares of Series B Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

[*Signature Page Follows.*]

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Corporation as of this 26th day of February, 2026.

MariMed Inc.

By:_______________________
Jon Levine, Chief Executive Officer